UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

ENERGY PARTNERS, LTD.
(Name of Subject Company (Issuer))
ATS INC.
an indirect wholly-owned subsidiary of
WOODSIDE PETROLEUM LTD.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

Jeff Soine
ATS Inc.
71683 Riverside Avenue
Covington, Louisiana 70433
Telephone: (985) 249-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With Copies to:
Lou R. Kling, Esq.
Ronald C. Barusch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*: $985,093,611.00	Amount of Filing Fee**: $105,405.02
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,830,157 shares of common stock, par value $0.01 per share (“Shares”), of Energy Partners, Ltd. at the tender offer price of $23.00 per share of common stock. Based upon information contained in Energy Partners, Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006 and a maximum of 6,153,156 Shares issuable pursuant to existing warrants, stock options, performance share awards and other share awards, of which 1,719,000 Shares are owned by Woodside Petroleum Ltd. and its subsidiaries (and are not included for purposes of this calculation).
**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Form or registration no.:
Filing Party:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by ATS Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia (“Parent”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Energy Partners, Ltd., a Delaware corporation (the “Company”) for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest), subject to increase by $0.50 or $1.00 per share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described in Purchaser’s Offer to Purchase, dated August 31, 2006 (the “Offer to Purchase”). The terms and conditions of the offer are described in the Offer to Purchase, a copy which is attached hereto as Exhibit (a)(1)(A), and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).
     All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The subject company and the issuer of the securities subject to the Offer is Energy Partners, Ltd., a Delaware corporation. Its principal executive office is located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170, and its telephone number is (504) 569-1875.
     (b) This Schedule TO relates to the Company’s Shares. Based upon information contained in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.
     (c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares traded set forth in Section 6 (“Price Range of the Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
     (a), (b), (c) The filing company of this Schedule TO is ATS Inc., a Delaware corporation and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia. ATS Inc.’s principal executive office is located at 71683 Riverside Drive, Covington, Louisiana 70433, and its telephone number is (985) 249-5300. The information set forth in Section 8 (“Certain Information Concerning Purchaser and Parent”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer; Expiration Date”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 3 (“Procedures for Accepting the Offer and Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer; Expiration Date”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer; Expiration Date”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 1 (“Terms of the Offer; Expiration Date”) and Section 2 (“Acceptance for Payment and Payment for Shares”) of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 3 (“Procedures for Accepting the Offer and Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 2 (“Acceptance for Payment and Payment for Shares”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(ix) Not applicable.
     (a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 13 (“Possible Effects of the Offer on the Market for Shares, NYSE Listing, Margin Regulations and Exchange Act Registration”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(xi) Not applicable.
     (a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 5 (“Material U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.
     (a)(2) Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 8 (“Certain Information Concerning Purchaser and Parent”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer; Plans for the Company After the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a), (c)(1), (3-7) The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 11 (“Purpose of the Offer; Plans for the Company After the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference.
     (c)(2) None.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a), (b) The information set forth in Section 9 (“Financing of the Offer and the Second-Step Merger”) of the Offer to Purchase is incorporated herein by reference.
     (d) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 8 (“Certain Information Concerning Purchaser and Parent”) and Section 10 (“Background of the Offer; Contacts with the Company”) of the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 8 (“Certain Information Concerning Purchaser and Parent”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
     ITEM 10. FINANCIAL STATEMENTS.

     Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because:
     (1) the consideration offered consists solely of cash;
     (2) the Offer is not subject to any financing conditions; and
     (3) the Offer is for all outstanding Shares.
ITEM 11. ADDITIONAL INFORMATION.
     (a)(1) The information set forth in Sections 8 (“Certain Information Concerning Parent and Purchaser”) of the Offer to Purchase is incorporated herein by reference.
     (a)(2), (3) The information set forth in Section 14 (“Certain Conditions of the Offer”) and Section 15 (“Certain Legal Matters and Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
     (a)(4) The information set forth in Section 13 (“Possible Effects of the Offer on the Market for Shares, NYSE Listing, Margin Regulations and Exchange Act Registration”) and Section 15 (“Certain Legal Matters and Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
     (a)(5) The information set forth in Section 15 (“Certain Legal Matters and Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal is incorporated herein by reference.
ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase dated August 31, 2006
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(A)	Form of Summary Advertisement
(a)(5)(B)	Press Release issued by Woodside Petroleum Ltd. on August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)
(a)(5)(C)	Open letter to employees of Energy Partners, Ltd. issued by Woodside Petroleum Inc., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)
(a)(5)(D)	Complaint filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)
(a)(5)(E)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS with the Securities and Exchange Commission on August 29, 2006
(a)(5)(F)	Press Release issued by Woodside Petroleum Ltd. on August 31, 2006
(a)(5)(G)	Motion for Expedited Proceedings filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 31, 2006
(b)	Not Applicable
(d)	Not Applicable
(g)	Not Applicable

(h)	Not Applicable
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ATS INC.

By:	/s/ Jeff Soine

Name: Jeff Soine
Title: Secretary
Date: August 31, 2006

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)	Offer to Purchase dated August 31, 2006
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(A)	Form of Summary Advertisement
(a)(5)(B)	Press Release issued by Woodside Petroleum Ltd. on August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)
(a)(5)(C)	Open letter to employees of Energy Partners, Ltd. issued by Woodside Petroleum Inc., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)
(a)(5)(D))	Complaint filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, LTD., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)
(a)(5)(E)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS with the Securities and Exchange Commission on August 29, 2006
(a)(5)(F)	Press Release issued by Woodside Petroleum Ltd. on August 31, 2006
(a)(5)(G)	Motion for Expedited Proceedings filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 31, 2006
(b)	Not Applicable
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable